Exhibit 99.1

July 13, 2023

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: 77th Annual General Meeting - Voting Results

Pursuant to Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the voting results and Scrutinizer’s Report on the resolutions passed at the 77th Annual General Meeting of the Company held on Wednesday, July 12, 2023 for your information and records. The said resolutions have been approved by Members with requisite majority.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above

Postal Ballot Voting Results

Disclosure as per Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Company Name	WIPRO LIMITED
Date of the Annual General Meeting (AGM)	12-Jul-23
Voting-
Start Date	08-Jul-23
End Date	11-Jul-23
Total number of shareholders on record date (cut-off date- July 05, 2023)	28,47,452
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	—
Public:	—
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	8
Public:	93

Resolution No.	1
Resolution required: (Ordinary/ Special)	ORDINARY - To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2023, together with the Reports of the Board of Directors and Auditors thereon.
Whether promoter/ promoter group are interested in the agenda/resolution?	No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/ (1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/ (2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	3,80,84,20,449	3,80,84,20,449	100.0000	3,80,84,20,449	—	100.0000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	46,57,91,347	40,00,63,199	85.8889	40,00,63,199	—	100.0000	0.0000
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Non Institutions	E-Voting	1,21,46,30,197	33,88,47,053	27.8971	33,77,41,692	11,05,361	99.6738	0.3262
	Poll		378	0.0000	378	—	100.0000	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	5,48,88,41,993	4,54,73,31,079	82.8468	4,54,62,25,718	11,05,361	99.9757	0.0243

Resolution No.	2
Resolution required: (Ordinary/ Special)	ORDINARY -To confirm the interim dividend of Rs. 1 per equity share declared by the Board on January 13, 2023, as the final dividend for the financial year 2022-23.
Whether promoter/ promoter group are interested in the agenda/resolution?	No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/ (1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/ (2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	3,80,84,20,449	3,80,84,20,449	100.0000	3,80,84,20,449	—	100.0000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	46,57,91,347	40,30,00,812	86.5196	40,30,00,812	0	100.0000	0.0000
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Non Institutions	E-Voting	1,21,46,30,197	33,89,41,169	27.9049	33,88,63,597	77,572	99.9771	0.0229
	Poll		377	0.0000	377	—	100.000	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	5,48,88,41,993	4,55,03,62,807	82.9021	4,55,02,85,235	77,572	99.9983	0.0017

Resolution No.	3
Resolution required: (Ordinary/ Special)	SPECIAL -To consider appointment of a Director in place of Mr. Thierry Delaporte (DIN: 08107242) who retires by rotation and being eligible, offers himself for re-appointment.
Whether promoter/ promoter group are interested in the agenda/resolution?	No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/ (1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/ (2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	3,80,84,20,449	3,80,84,20,449	100.0000	3,80,84,20,449	—	100.0000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	46,57,91,347	40,30,00,812	86.5196	40,30,00,812	—	100.0000	0.0000
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Non Institutions	E-Voting	1,21,46,30,197	33,88,30,484	27.8958	33,85,93,857	2,36,627	99.9302	0.0698
	Poll		378	—	378	—	100.0000	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	5,48,88,41,993	4,55,02,52,123	82.9000	4,55,00,15,496	2,36,627	99.9948	0.0052

For Wipro Limited

M Sanaulla Khan

Company Secretary

Form No. MGT-13

REPORT OF SCRUTINIZER

[Pursuant to section 108 of the Companies Act, 2013 and Rule 21 (2) of the

Companies (Management and Administration) Rules, 2014]

To

The Chairman of the Seventy Seventh Annual General Meeting (AGM) of the Equity Shareholders of “Wipro Limited” held on Wednesday, July 12, 2023, at 9.30 AM 1ST through Video Conferencing (VC).

Sir,

I, V. Sreedharan, Partner of V. Sreedharan and Associates, Company Secretaries, Bengaluru, was appointed as Scrutinizer pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, in compliance with the General Circulars issued by the Ministry of Corporate Affairs (‘MCA’) and circulars issued by the Securities and Exchange Board of India (‘SEBI’) for the purpose of:

(i)	Scrutinizing the remote e-voting process and

(ii)	Scrutinizing the voting done through electronic voting system (“lnstapoll”) at the AGM.

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Both the above-mentioned voting is done under the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The management of the Company is responsible to ensure compliance with the requirement of the Companies Act, 2013, Rules and circulars issued by MCA and SEBI relating to conducting of AGM through VC/OAVM and voting by electronic means for the resolutions contained in the Notice of the Seventy Seventh Annual General Meeting of the Equity Shareholders dated May 24, 2023. My responsibility as a Scrutinizer for the voting process of voting by electronic means is restricted to making a Consolidated Scrutinizer’s Report of the votes cast “in favor” and/or “against” the resolutions stated in the notice of the AGM, based on the report generated from the e-voting system provided by KFin Technologies Limited, the Agency authorized under the Rules and engaged by the Company to provide remote e-voting facilities and e-voting facilities to vote at the AGM (“lnstapoll”).

I submit my report as under:

1.	The remote E-Voting period remained open from 9.00 AM 1ST on Saturday, July 08, 2023, up to 5.00 PM 1ST on Tuesday, July 11, 2023.

2.

The Annual Report, the Notice of Annual General Meeting and the e-voting instructions slip were sent only by the electronic mode (e-mail) to those members whose email addresses were registered with the Company / Depository Participants / Depositories pursuant to General Circular No. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 20/2020 dated May 5, 2020 and 10/2022 dated December 28, 2022 issued by Ministry of Corporate Affairs read with circular nos. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and SEBI/HO/CFD/PoD-2/P/CIR/2023/4 dated January 5, 2023 issued by the Securities and Exchange Board of India (Collectively referred to as “Circulars”).

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3.	The voting rights were reckoned as on Wednesday, 05 July 2023, being the Cut-off date for the purpose of deciding the entitlements of members for e-voting (Remote e-voting and lnstapoll).

4.	After the conclusion of the Annual General Meeting, the votes cast through remote e-voting were unblocked on July 12, 2023, at 12:17 pm 1ST.

5.	After declaration of voting by the Chairman, the shareholders present at the AGM through VC voted through e-voting facility provided by KFin Technologies Limited.

6.

As per the information given by the Company / RTA the names of the shareholders who had voted by remote e-voting through the facility provided by KFin Technologies Limited had been blocked and only those members who were present at the AGM through VC and who had not voted on remote e-voting were allowed to cast their votes through e-voting system during the AGM.

7.	Based on the data provided by KFin Technologies Limited e-voting system, the total votes cast in favour or against for all the resolutions proposed in the Notice of the AGM are as under:

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a)	RESOLUTION No. 1

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2023, together with the Reports of the Board of Directors and Auditors thereon.

(i)	Voted in favour of resolution

Particulars	Remote E- voting	E-Voting at the AGM (lnstapoll)	Total
Number of Members voting	2,866	9	2,875
Number of votes cast by them	4,54,62,25,340	378	4,54,62,25,718
% of Total Number of valid votes cast	99.9757	100	99.9757

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (lnstapoll)	Total
Number of Members voting	63	0	63
Number of votes cast by them	11,05,361	0	11,05,361
% of Total Number of valid votes cast	0.0243	0	0.0243

(iii)	Invalid Votes - NIL

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b)	RESOLUTION No. 2

To confirm the interim dividend of Re. 1/- per equity share declared by the Board on January 13, 2023, as the final dividend for the financial year 2022-23.

(i)	Voted in favour of resolution

Particulars	Remote E- voting	E-Voting at the AGM (lnstapoll)	Total
Number of Members voting	2,793	8	2,801
Number of votes cast by them	4,55,02,84,858	377	4,55,02,85,235
% of Total Number of valid votes cast	99.9983	100	99.9983

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (lnstapoll)	Total
Number of Members voting	132	0	132
Number of votes cast by them	77,572	0	77,572
% of Total Number of valid votes cast	0.0017	0	0.0017

(iii)	Invalid Votes - NIL

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c)	RESOLUTION No. 3

To consider appointment of a Director in place of Mr. Thierry Delaporte (DIN: 08107242) who retires by rotation and being eligible, offers himself for re-appointment.

(i)	Voted in favour of resolution

Particulars	Remote E- voting	E-Voting at the AGM (lnstapoll)	Total
Number of Members voting	2,746	9	2,755
Number of votes cast by them	4,55,00,15,118	378	4,55,00,15,496
% of Total Number of valid votes cast	99.9948	100	99.9948

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (lnstapoll)	Total
Number of Members voting	160	0	160
Number of votes cast by them	2,36,627	0	2,36,627
% of Total Number of valid votes cast	0.0052	0	0.0052

(iii)	Invalid Votes - NIL

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8.	A list of Equity shareholders who voted “FOR”, “AGAINST” the resolutions (Both through Remote E-voting and E-voting at the AGM) has been handed over to the Company Secretary.

9.

The electronic data and all other relevant records relating to the e-voting shall remain in my safe custody and shall be handed over to the Company Secretary for preserving safely after the Chairman considers, approves and signs the Minutes of the aforesaid Annual General Meeting.

Thanking You,
Yours faithfully,
For V. Sreedharan & Associates

(V. Sreedharan)
Partner
FCS: 2347; CP No. 833
Date: July 13,2023
Place: Bengaluru
UDIN: F002347E000595491
Peer Review Certificate No: 589/2019

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